UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 18 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement of closing of US$3 million loan facility

On October 18, 2019, ASLAN Pharmaceuticals Limited issued a press release announcing that it has secured a US$3 million loan facility provided by the company’s chairman, members of the board, and several major investors. The loan facility, approved by the board of directors on 18th October 2019, will be used to provide the company with additional working capital to support ongoing research and development programs and clinical studies.  In the event that ASLAN delists from Taiwan, investors will either have the right to: (1) convert the principal amount and accrued interest into ASLAN ADRs at end of the loan term or (2) receive warrants allowing the lender to subscribe for new ADRs of ASLAN at a pre-specified price.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated October 18, 2019 regarding closing of US$3 million loan facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: October 18, 2019